UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION
3100 SANDERS ROAD
NORTHBROOK, ILLINOIS 60062

Allstate 401(k)
Savings Plan
(EIN: 36-3871531 Plan: 001)
Financial Statements as of and for the
Years Ended December 31, 2022 and 2021, Supplemental Schedule as of
December 31, 2022, and
Report of Independent Registered Public Accounting Firm

Allstate 401(k) Savings Plan

Table of Contents
Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	1

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	2

Notes to Financial Statements as of and for the Years Ended December 31, 2022 and 2021	3

Supplemental Schedule:	8

Form 5500—Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2022	9

Signatures	12

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Allstate 401(k) Savings Plan
Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”), as of December 31, 2022, and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 23, 2023

We have served as the auditor of the Plan since 1995.

Member of Deloitte Touche Tohmatsu Limited

ALLSTATE 401(k) SAVINGS PLAN
Statement of Net Assets Available for Benefits
($ in thousands)

	As of
	December 31, 2022	December 31, 2021
Assets

Investments—at contract value (Note 5)	$741,475	$715,193

Investments—at fair value (Note 6)	5,221,750	6,137,678

Total investments	5,963,225	6,852,871

Receivables:
Dividends and interest	5,654	4,152
Participant contributions	8,718	—
Employer contributions	8,941	116,941
Participant notes receivable	84,876	80,261
Other	453	2,832
Total receivables	108,642	204,186

Other assets	—	10,563
Total assets	6,071,867	7,067,620

Liabilities

Payables:
Administrative expense	1,439	1,850
Total liabilities	1,439	1,850

Net assets available for benefits	$6,070,428	$7,065,770

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
($ in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
Additions

Net investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(846,788)	$922,086
Interest	15,513	13,066
Dividends	16,771	17,698

Net investment (loss) income	(814,504)	952,850

Interest income on participant notes receivable	3,639	3,997
Contributions:
Participants	362,891	574,126
Employer - cash matched on participant contributions	130,179	110,396

Total contributions	493,070	684,522

Total (reductions) additions	(317,795)	1,641,369

Deductions

Benefits paid to participants	670,623	1,021,236

Administrative expense	6,924	7,432

Total deductions	677,547	1,028,668

Net (decrease) increase	(995,342)	612,701

Net assets available for benefits
Beginning of year	7,065,770	6,453,069

End of year	$6,070,428	$7,065,770

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
Notes to Financial Statements

1.Description of Plan
The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — Regular full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, InfoArmor, Inc., and SquareTrade, Inc., are eligible to participate in the Plan. There is no waiting period to enroll in the Plan, provided employees are at least 18 years old.
The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). Effective January 1, 2022, the Plan implemented a qualified automatic contribution arrangement described in Section 401(k)(13) of the Code which is intended to satisfy the nondiscrimination requirements applicable under the Code. The stock bonus portion of the Plan includes an employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On June 14, 2021, the Plan's 401(k) Committee approved resolutions to provide employees transferred in connection with the sale of Allstate Life Insurance Company and Allstate Life Insurance Company of New York with the company match in the year of transfer and vesting of the employer match account for non-highly compensated employees.
On September 24, 2021, the Plan's 401(k) Committee approved a resolution to permit Safe Auto Insurance Group, Inc. (together with its affiliates and subsidiaries) to adopt the Plan, effective on October 1, 2021.
On September 13, 2021, the Plan’s 401(k) Committee approved a resolution to implement the following changes: a per-payroll period company match, a change in the match formula, an opt-out automatic escalation feature, an increase to the automatic enrollment rate, and a reduction in the vesting schedule, effective on January 1, 2022. Additional details follow below.
Administration — The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan document.
Trustee of the Plan — The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.
Contributions — Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax, Roth 401(k), and after-tax contributions, subject to the Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 6% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Additionally, contributions will automatically increase 1% each year until the target contribution rate of 10% is reached. Participants age 50 or older have the option to make additional pre-tax or Roth 401(k) contributions (“catch-up” contributions). Employees may also roll over pre-tax or Roth 401(k) amounts representing distributions from other qualified retirement plans and pre-tax amounts from an individual retirement account (IRA). Effective January, 1, 2022, company contributions are safe harbor matching contributions up to 4% of eligible compensation. The safe harbor match rate is equal to 100% of the first 2% of eligible compensation contributed plus 50% on the next 4% of eligible compensation contributed. The company match applies to pre-tax and Roth contributions. Prior to 2022, the company match was 80 cents for every pre-tax and/or Roth 401(k) dollar that a participant contributed to the Plan, up to 5% of eligible compensation. Company match contributions are invested in accordance with participant elections and deposited each pay period.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers into the Plan and decrease by rollovers out of the Plan and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their contributions and earnings and 100% vested in the Company’s contributions after two years of service. Different vesting provisions applied prior to January 1, 2022.

Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the Plan's investment options. If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date and account distribution at age 65. Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact at net asset value on a daily basis.
Participant Notes Receivable — Participants may borrow from their employee contribution and rollover contribution accounts. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, Roth 401(k), rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, plus one percent, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested. Generally, principal and interest are paid by participants ratably through payroll deductions.
Payment of Benefits — Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance, net of any outstanding loans. Partial withdrawals are also permitted under the Plan subject to restrictions. Participants may leave their account balance in the plan after termination, if the balance is greater than $1,000; however, after the age of 72 (or 70½ if you reached age 70½ prior to January 1, 2020), required minimum distributions must be withdrawn. If the value of a vested account balance on or after a participant’s termination date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance.
Forfeited Accounts — As of December 31, 2022 and 2021, forfeited nonvested accounts totaled $0 and $6,240,625, respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2022 and 2021, employer contributions were reduced by $12,519,548 and $3,099,484, respectively, due to forfeited nonvested accounts.
2.Summary of Accounting Policies
Basis of Accounting — The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Subsequent events were evaluated through June 23, 2023, the date the financial statements were issued.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") and subsequent U.S. government fiscal and monetary policies have and may continue to effect economic activity through longer-term impacts such as supply chain disruptions, labor shortages and other macroeconomic factors that have increased inflation and affected the Plan. These factors may continue to significantly affect the future investment results of the Plan. The impact from the pandemic and the ongoing effects should be considered when comparing the current period to prior periods.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act provided temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan document. The 401(k) Committee approved the implementation of certain relief provisions included in the CARES Act for participants directly impacted by COVID-19, including delaying required loan repayments due between March 27, 2020 and December 31, 2020 by one year, allowing Coronavirus-related distributions up to $100,000 to be taken without an early-withdrawal penalty, and waiving required minimum distributions in 2020. The Plan was formally amended on December 15, 2022 to adopt the above mentioned changes.
Investment Valuation and Income Recognition — Plan investments are stated at fair value except for fully benefit-responsive investment contracts ("FBRIC"), which are reported at contract value. The Stable Value Fund is a FBRIC and stated at contract value, which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses — Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.
Benefits Paid to Participants and Participant Notes Receivable — Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.
3.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event that the Plan is terminated, participants would be 100% vested in their accounts.
4.Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated August 17, 2017, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. IRS is not currently examining the Plan.

5.Fully Benefit-Responsive Investment Contracts
The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.
The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.
The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/A1 or better as measured by S&P Global’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.
The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%, but ranged between 1.62% and 2.56% during 2022. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.
Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.
6.Fair Value of Assets and Liabilities
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statements of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:
Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.
Level 2: Assets and liabilities whose values are based on the following:
(a)Quoted prices for similar assets or liabilities in active markets;
(b)Quoted prices for identical or similar assets or liabilities in markets that are not active; or
(c)Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.
Category level in the fair value hierarchy for assets or liabilities is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
Summary of significant valuation techniques used for Level 1 and Level 2 assets and liabilities measured at fair value on a recurring basis
The Allstate Corporation Common Stock: The Company’s common stock is actively traded on the New York Stock Exchange and is valued based on unadjusted quoted prices.
Northern Trust Collective Short-Term Investment Fund: The collective short-term investment fund is valued using amortized cost which approximates fair value.
Investments excluded from the fair value hierarchy
Common and collective trust funds: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.
The following tables summarize the Plan’s assets measured at fair value on a recurring basis as of December 31, 2022 and 2021. There were no assets measured at fair value on a non-recurring basis as of December 31, 2022 and 2021. There were no level 3 assets as of December 31, 2022 and 2021.

	December 31, 2022
($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$630,814	$—	$630,814
Collective short-term investment fund	—	31,918	31,918
Total assets in the fair value hierarchy	$630,814	$31,918	662,732

Assets measured at net asset value (1)			4,559,018

Total assets at fair value			$5,221,750

	December 31, 2021
($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$610,047	$—	$610,047
Collective short-term investment fund	—	762	762
Total assets in the fair value hierarchy	$610,047	$762	610,809

Assets measured at net asset value (1)			5,526,869

Total assets at fair value			$6,137,678
(1)Certain investments that were measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy. The fair value amounts are intended to permit reconciliation of the fair value hierarchy to the line items in the Statements of Net Assets Available for Benefits.
7.Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the year ended December 31, 2021:

($ in thousands)	2021

Total net investment income per the financial statements	$952,850
Interest income on participant notes receivable	3,997
Total net investment income per the Form 5500	$956,847
8.Related-Party Transactions
The Plan invests in The Northern Trust Collective Short Term Investment Fund and the NTI Emerging Markets Fund, which are collective investment funds managed by NTI, the investment advisor division of The Northern Trust Company, the trustee of the Plan. Fees paid by the Plan for investment management services associated with the Collective Short Term Investment Fund and the NTI Emerging Markets Fund were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor.
******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2022
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund:

	Transamerica:	Transamerica No. MDA-00714TR
	IGT Invesco A+ Intermediate Fund	Common Collective Trust Fund	**	$3,438,613
	IGT Jennison A+ Intermediate Fund	Common Collective Trust Fund	**	5,156,432
	IGT Loomis Sayles A+ Core Fixed Income Fund	Common Collective Trust Fund	**	12,583,722
	IGT Loomis Sayles A+ Intermediate Fund	Common Collective Trust Fund	**	1,720,724
	IGT Dodge & Cox A+ Core Fund	Common Collective Trust Fund	**	12,584,072
	IGT Invesco A+ Core Fixed Income Fund	Common Collective Trust Fund	**	9,716,960
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	58,063,557
	IGT PIMCO A+ Core Fixed Income Fund	Common Collective Trust Fund	**	9,724,314
	IGT PIMCO A+ Intermediate Fund	Common Collective Trust Fund	**	1,719,713
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			9,576,660

	Pacific Life Insurance:	Pacific Life Insurance No. G-26930.01.0001
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	63,601,482
	IGT Dodge & Cox A+ Core Fund	Common Collective Trust Fund	**	10,269,523
	IGT Loomis Sayles A+ Core Fixed Income Fund	Common Collective Trust Fund	**	10,269,236
	IGT PIMCO A+ Core Fixed Income Fund	Common Collective Trust Fund	**	10,269,795
	IGT Invesco A+ Core Fixed Income Fund	Common Collective Trust Fund	**	10,262,028
	IGT Invesco A+ Intermediate Fund	Common Collective Trust Fund	**	3,337,055
	IGT Jennison A+ Intermediate Fund	Common Collective Trust Fund	**	3,336,093
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			8,834,624

	Prudential Insurance Company:	Prudential Insurance Company No. GA-62294
	IGT Invesco A+ Core Fixed Income Fund	Common Collective Trust Fund	**	5,790,450
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	73,842,639
	IGT Jennison A+ Intermediate Fund	Common Collective Trust Fund	**	24,311,695
	IGT PIMCO A+ Core Fixed Income Fund	Common Collective Trust Fund	**	5,794,833
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			8,183,585
(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2022
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund (continued):

	State Street Bank:	State Street Bank No. 105027
	IGT Loomis Sayles A+ Intermediate Fund	Common Collective Trust Fund	**	$31,203,449
	IGT Invesco A+ Intermediate Fund	Common Collective Trust Fund	**	31,177,731
	IGT PIMCO A+ Intermediate Fund	Common Collective Trust Fund	**	31,185,112
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	10,424,939
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			8,957,218

	Voya Retirement & Annuity:	Voya Retirement & Annuity No. 60256
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	53,329,974
	IGT Loomis Sayles A+ Intermediate Fund	Common Collective Trust Fund	**	3,410,784
	IGT Jennison A+ Intermediate Fund	Common Collective Trust Fund	**	40,883,909
	IGT PIMCO A+ Intermediate Fund	Common Collective Trust Fund	**	3,408,780
	IGT Invesco A+ Intermediate Fund	Common Collective Trust Fund	**	35,442,951
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			10,820,702

	Metropolitan Tower Life Insurance:	Metropolitan Tower Life No. 38024
	IGT Invesco High Quality Short-Term Bond Fund	Common Collective Trust Fund	**	60,277,179
	IGT Invesco A+ Core Fixed Income Fund	Common Collective Trust Fund	**	10,896,563
	IGT Loomis Sayles A+ Core Fixed Income Fund	Common Collective Trust Fund	**	13,630,271
	IGT PIMCO A+ Core Fixed Income Fund	Common Collective Trust Fund	**	10,904,810
	IGT Dodge & Cox A+ Core Fund	Common Collective Trust Fund	**	13,630,650
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			9,502,671
	Total Invesco Advisers Stable Value Fund			741,475,498

*	The Allstate Corporation common stock	Company Stock Fund		630,814,183

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2022
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisors (SSGA):
	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	$440,742,707
	SSgA Real Return ex-Natural Resource Equities Non-Lending Fund - Class C	Common Collective Trust Fund	**	45,240,273
	SSgA S&P 500 Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	1,575,384,132
	SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	615,045,786
	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	366,127,541
	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	463,375,585
	SSgA Target Retirement Income Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	36,174,837
	SSgA Target Retirement 2020 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	53,935,012
	SSgA Target Retirement 2025 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	136,780,204
	SSgA Target Retirement 2030 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	154,335,030
	SSgA Target Retirement 2035 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	151,205,208
	SSgA Target Retirement 2040 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	129,718,237
	SSgA Target Retirement 2045 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	110,347,699
	SSgA Target Retirement 2050 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	91,559,357
	SSgA Target Retirement 2055 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	94,367,512
	SSgA Target Retirement 2060 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	44,672,855
	SSgA Target Retirement 2065 Non-Lending Series Fund - Class A	Common Collective Trust Fund	**	3,110,232
	Total State Street Global Advisors			4,512,122,207

*	Northern Trust Investments (NTI):
	Northern Trust Collective Short Term Investment Fund	Common Collective Trust Fund	**	31,917,684
	NTI Emerging Markets Fund	Common Collective Trust Fund	**	46,895,388
	Total Northern Trust Investments			78,813,072
		Rates of interest from 3.25% to
*	Participant loans	7.75% maturing through 2049	**	84,876,484

	Total			$6,048,101,444

*	Permitted party in interest.
**	Cost information not provided as investments are participant-directed.
(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Livia W. Paylo
Livia W. Paylo
Plan Administrator

June 23, 2023